

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 2, 2017

<u>Via E-mail</u>
Mr. Atish Shah
Chief Financial Officer
Xenia Hotels & Resorts, Inc.
200 S. Orange Avenue, Suite 2700
Orlando, FL 32801

> **Re:** **Xenia Hotels & Resorts, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-36594**

Dear Mr. Shah:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   /s/ Wilson K. Lee

                                   Wilson K. Lee
                                   Senior Staff Accountant
                                   Office of Real Estate and
                                   Commodities